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                                                                    EXHIBIT 99.1

                                                           [English Translation]

                                                                    May 28, 2003

                              HANARO TELECOM, INC.

                 LEASE OF REAL ESTATE TO THE LARGEST SHAREHOLDER

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
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1. Name (Name of Lessee)                                                      LG Telecom
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   - Relation with Our Company                                         The Largest shareholder
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2. Details of Lease
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   a. Date of Lease                                                          May 28, 2003
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   b. Real Estate subject of Lease                                          Building space
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   c. Location                                                 ( )  1915-6 Songhyun-dong, Dalsuh-ku,
                                                                             Taeku-shi
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                                   Period of Lease                   May 28, 2003 - May 27, 2004
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   d. Specifics of Lease           Deposit (KRW)                                                  3,000,000
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                                   Rent (KRW)                                                     6,000,000
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3. Purpose of Lease                                        To lease to LG Telecom a building space to
                                                           place an antenna for its telecommunications
                                                           services
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4. Date of Decision (Resolution
   Date of Board of Directors)                                               May 28, 2003

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  - Presence of Outside Director(s)                                               -
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  - Presence of Auditor(s)                                                        -
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5. Applicability of Fair Trade Act                                                -
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                                                           - The deposit is the key money deposit for
                                                             the lease of space.
                                                           - The rent specified above is the total amount
6. Others                                                    of annual rent.
                                                           - The date of decision is the date of the
                                                             signing of the lease agreement.
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